FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             TDK Corporation
                                             (Registrant)

July 10, 2007
                                          BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group








Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


          Notice Regarding the Determination of the Exercise Price of
                                 Stock Options
                          - Stock Acquisition Rights -


TOKYO JAPAN, July 10, 2007 ----- TDK Corporation (the "Company") announced that the Exercise Price of the stock acquisition rights to be issued as stock options (the "Stock Acquisition Right(s)") and other related items were decided pursuant to the resolution of the extraordinary board of directors meeting held on July 29, 2007.

1. Total number of stock acquisition rights
   976.
   The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2. Number of stock acquisition rights allotted and number of eligible persons 936 stock acquisition rights will be allotted to 177 high-ranking TDK managers, 30 stock acquisition rights will be allotted to 5 directors and 10 stock acquisition rights will be allotted to 2 high-ranking managers of group companies.

3. Amount to be paid for stock acquisition rights
   No payment shall be necessary for stock acquisition rights.

4. Class and number of shares to be issued upon the exercise of the stock acquisition rights
   The Company's common stock    97,600 shares

5. The amount to be invested when exercising stock acquisition rights JPY1,209,800 for each stock acquisition right
   JPY12,098  for each share

The Exercise Price is an amount which is the average of the closing prices of the Company's shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights, July 11, 2007, falls, multiplied by 1.05 with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen.

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